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SECUR[...]SION
Washington, D.C. 20549

SEC Mail Processing
MAR 14 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

8-51213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2018** (MM/DD/YY) AND ENDING **DECEMBER 31, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **WESTCHESTER CAPITAL PLANNING, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 MILLBROOK LANE
(No. and Street)

KERHONKSON	**NY**	**12446**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL ROSS **800-343-3687**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

MAR 14 2019

FOR OFFICIAL USE ONLY

RECEIVED

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, MICHAEL ROSS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or WESTCHESTER CAPITAL PLANNING, INC., as of DECEMBER 31, 2018 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Public Notary

MELANIE GARCIA
Notary Public, State of New York
Reg. #01GA6089696
Qualified in Ulster County
Commission Expires 3-31-23

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCHESTER CAPITAL PLANNING, INC.

FINANCIAL STATEMENT NOTES

FOR YEAR ENDED

DECEMBER 31, 2018

Westchester Capital Planning, Inc.
Table of Contents

Auditor's Report 1

Statements of Financial Condition 2

Statements of Income 3

Statements of Cash Flows 4

Statements of Stockholder's Equity 5

Schedule I- Statements of Net Capital 6

Notes to the Financial Statements 7-9

Auditor's review 10

Exemption letter 11

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Westchester Capital Planning, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Westchester Capital Planning, Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended Westchester Capital Planning, Inc. in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility Westchester Capital Planning, Inc.'s management. Our responsibility is to express an opinion on Westchester Capital Planning, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Westchester Capital Planning, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I (Statements of Net Capital) has been subjected to audit procedures performed in conjunction with the audit of Westchester Capital Planning, Inc.'s financial statements. The supplemental information is the responsibility of Westchester Capital Planning, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Westchester Capital Planning, Inc.'s auditor since 2017.
Maitland, Florida
March 9, 2019

Westchester Capital Planning, Inc.
Statements of Financial Condition for the Year
Ended December 31, 2018

ASSETS	
Current Assets	
Cash	$12,073
Accounts Receivable	11,973
Total Assets	24,046
LIABILITIES AND STOCKHOLDERS EQUITY	
Accounts payable	466
Accrued Expenses	4,500
Total Current Liabilities	4,966
Stockholder's Equity	
Common Stock - no par value, 200 shares authorized, issued, and outstanding	2,000
Additional paid in capital	18,422
Retained Earning (deficit)	(1,342)
Total Stockholder's Equity	19,080
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	24,046

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Income for the Year
Ended December 31, 2018

Revenues	
Mutual Fund 12B-1	$11,427
Insurance	53,165
Total Revenue	64,592
Expenses	
Officer salary	11,100
Payroll tax expenses	1,098
Auto expenses	5,920
Bank Service Charges	129
Office Expense	107
Office supplies	149
License and permits	267
Finra fee	1,732
NYS corporate tax	25
Legal and accounting	5,296
Rent and office services	3,240
Postage	206
Telephone	2,892
Total operating expenses	32,161
Net Income	32,431

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Cash Flows for the Year
Ended December 31, 2018

Operating activities	
Net Income	$32,431
Adjustments to reconcile net income to cash provided by operating activities:	
Accounts receivable	1,748
Payroll Liabilities	3
Net cash provided by Operating Activities	34,182
Financing Activities	
Shareholder distributions	(34,211)
Net Cash used by Financing Activities	(34,211)
Decrease in cash	(29)
Cash-beginning of period	12,102
Cash-end of period	12,073

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Statements of Stockholder's Equity

	Common Stock	Additional paid in capital	Retained earning (Deficit)	Total
Balance January 1, 2018	$2,000	$18,422	$438	$20,860
Net Income			32,431	32,431
Stockholder Distribution			(34,211)	(34,211)
Balance Dec 31, 2018	$2,000	$18,422	(1,342)	$19,080

See accompanying notes to the financial statements

Westchester Capital Planning, Inc.
Schedule I- Statements of Net Capital for the Year
Ended December 31, 2018

Total Assets	24,046
Less: total liabilities	4,966
Net Worth	19,080
Less: non-allowable assets	(11,973)
Current capital	7,107
Less: Haircuts	0
Net Capital	7,107
Minimum net capital requirement	5,000
Excess net capital	2,107
Aggregate indebtedness	4,967
Ratio of Aggregate Indebtedness to net capital	70%

Note:
There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2018.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

Westchester Capital Planning, Inc. (the Company) is a New York company and was incorporated. on June 28, 1998. The company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company became a registered broker-dealer on January 5, 1999. The Company is registered in 1 state and is engaged in the sale of mutual fund and variable annuities by subscription and application. The Company earns commissions from the sale of mutual funds and variable annuities and life insurance products.

Cash and Cash Equivalents:

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2018, the Company had no uninsured cash balances.

Accounts Receivable: Accounts receivable represents commissions and insurance receivables at December 31, 2018. The Company determined all accounts receivable are collectible.

Revenue Recognition:

Revenues from mutual funds, 12B1's, and insurance commissions are recognized in the period the service is provided or the date of the trade transaction.

Income Taxes:

The Company is a Sub S and will not be required to recognize income tax expense. The sole shareholder of the Sub S will recognize tax provisions.

State Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the Company for 2017, 2016, and 2015 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Use of Estimates:

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

The sole stockholder was reimbursed for company expenses including telephone, rent, postage, automobile, salary, and FINRA totaling $25,090.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2018, the Company had a net capital of $ 7,107 which was $2,107 in excess of its required net capital of $5,000. The Company's net capital ratio was .70 at December 31, 2018.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption. Per Rule 15c-3-3, there were no differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

NOTE 4. COMMITMENTS AND CONTINGENCIES

There are no commitments and contingencies that would have a material impact as of December 31, 2018.

NOTE 5. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service) to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for preceding year- end.

NOTE 6. RELATED PARTY

Westchester Capital Planning Inc utilizes space in a residential property owned by sole stockholder. The cost of rent, utilities (oil, electricity), and property taxes are allocated to space usage.

NOTE 7. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 9, 2019, the date the financial statements were available to be issued.

hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Westchester Capital Planning, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Westchester Capital Planning, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Westchester Capital Planning, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Westchester Capital Planning, Inc. stated that Westchester Capital Planning, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Westchester Capital Planning, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Westchester Capital Planning, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 9, 2019

Westchester Capital Planning, Inc.

21 Millbrook Lane
Kerhonkson, NY 12446
800-343-3687
mross418@aol.com

Westchester Capital Planning

15c3 Exemption Report

Report : January1, 2018 – December 31, 2018

SEC Rule 15c3-3 paragraph (k) (1) provides exemption to broker-dealers that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it can not hold funds or securities for, or owe money or securities to customers.

Westchester Capital Planning Inc meets the exemptions listed in the above mentioned rule due to the following reasons:

1 -WCP is a non- carrying firm.

2 -WCP's business is limited to mutual fund and annuity business conducted by subscription and application only.

Therefore Westchester Capital Planning (WCP) claims exemption for the fiscal year ending in December of 2018.

There were no exceptions to this exemption.

Michael Ross